RECEIVED

2008 JUN -2 P 1:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08002972

Imperial Metals

Imperial Metals Corporati
580 Hornby Street, Suite 2
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

May 22, 2008

SUPPL

Office of International Corporate Finance
U.S. Securities and Exchange Commission
Mailstop 3628
100 F Street, NE
Washington, DC 20549

PROCESSED
JUN 04 2008
THOMSON REUTERS

Dear Sirs:

Re: 12g3-2(b) - File No. 82-34714

We enclose:

1. First Quarter Report for period ending March 31, 2008
2. Form 52-109F2, Certification of Interim Filing by CEO and CFO dated May 12, 2008
3. Report of Voting Results

Yours truly,

IMPERIAL METALS CORPORATION

Rio Budhai

Rio Budhai
Assistant Corporate Secretary
Direct Line: 604.488.2659

Enclosures

dw 6/3

2008 FIRST QUARTER REPORT

TO OUR SHAREHOLDERS

Imperial's comparative financial results for the three ended March 31, 2008 and March 31, 2007 are summarized below and discussed in detail in the Management's Discussion and Analysis.

First Quarter Financial Results	Three Months Ended March 31	
(unaudited) in thousands except per share amounts	2008	2007
Revenues	$56,597	$54,246
Operating Income	$23,078	$13,733
Net Income (Loss)	$1,665	$(1,922)
Net Income (Loss) Per Share	$0.05	$(0.06)
Adjusted Net Income [(1)]	$12,046	$10,708
Adjusted Net Income Per Share [(1)]	$0.37	$0.35
Cash Flow [(1)]	$18,529	$22,185
Cash Flow Per Share [(1)]	$0.57	$0.72

Revenues were $56.6 million in the March 2008 quarter compared to $54.2 million in the 2007 quarter. At quarter end concentrate inventory was at higher than normal levels, with ocean shipments being made from both mines early in April. Variations in quarterly revenue attributed to the timing of concentrate shipments can be expected in the normal course of business.

Operating income for the three months ended March 31, 2008 increased to $23.1 million from $13.7 million in the March 2007 quarter. Due to the large increase in the copper price during the first quarter of 2008, the Company realized an additional $12.4 million in revenue on final settlement of shipments from 2007, boosting operating income.

Net income was $1.7 million in the March 2008 quarter compared to a net loss of $1.9 million in the 2007 quarter. Adjusted net income in the quarter was $12.0 million or $0.37 per share, versus $10.7 million or $0.35 per share in the March 2007 quarter. Adjusted net income is calculated by removing the unrealized gains and losses, net of related income taxes, resulting from mark to market revaluation of copper hedging and removing the unrealized share based compensation expense, net of taxes. Adjusted net income is not a term recognized under generally accepted accounting principles however it does show the current period financial results excluding the effect of items not settling in the current period.

Rising copper prices led to losses on derivative instruments of $21.8 million in the quarter compared to a loss of $15.9 million in the 2007 quarter, the majority of which was unrealized.

Cash flow decreased to $18.5 million in the March 2008 quarter compared to $22.2 million in 2007. The $3.7 million decrease is the result of higher realized losses on derivative instruments.

Capital expenditures were $8.9 million, about the same as the $9.0 million spent in the comparative 2007 quarter.

---

(1) Adjusted Net Income, Adjusted Net Income Per Share, Cash flow and Cash Flow Per Share are measures used by the Company to evaluate its performance; however, they are not terms recognized under generally accepted accounting principles. Adjusted Net Income is defined as net income adjusted for certain items of a non-operational nature that pertain to future periods as described in further detail in the Management's Discussion and Analysis under the heading Adjusted Net Income. Cash Flow is defined as cash flow from operations before net change in working capital balances. Adjusted Net Income and Cash Flow Per Share are the same measures divided by the weighted average number of common shares outstanding during the period.

The Company believes these measures are useful to investors because they are included in the measures that are used by management in assessing the financial performance of the Company.

Expenditures in the March 2008 quarter were financed from cash flow from the Mount Polley and Huckleberry mines and proceeds from a $30.0 million short term credit facility. At March 31, 2008 the Company had $24.2 million in cash, cash equivalents and short term investments.

Mount Polley Mine

Mine Production	Three Months Ended March 31	
(unaudited)	2008	2007
Ore milled (tonnes)	1,482,532	1,434,514
Ore milled per calendar day (tonnes)	16,292	15,939
Grade % - Copper	0.504	0.478
Grade g/t - Gold	0.305	0.285
Recovery % – Copper	83.19	83.54
Recovery % – Gold	73.55	73.71
Copper produced (lbs)	13,703,424	12,640,575
Gold produced (oz)	10,679	9,685
Silver produced (oz)	111,666	87,752

Mount Polley metal production increased to 13.7 million pounds during the first quarter compared to 12.6 million pounds in the first quarter of 2007. The work on unloading the highwall of the Wight pit was completed in late February. Thereafter, copper production improved with about 6 million pounds produced monthly during March and April 2008. Mill throughputs also improved averaging 20,363 tonnes per day in March and 19,835 tonnes per day in April.

Exploration drilling resumed during the quarter with one drill rig working on the Boundary and Springer areas.

Imperial owns 100% of the Mount Polley open pit copper/gold mine which is located 56 kilometres northeast of Williams Lake, British Columbia.

Huckleberry Mine

Mine Production	Three Months Ended March 31	
(100% - Imperial owns 50%) *(unaudited)*	2008	2007
Ore milled (tonnes)	1,440,513	1,543,945
Ore milled per calendar day (tonnes)	15,830	17,155
Grade (%) – Copper	0.295	0.556
Grade (%) – Molybdenum	0.007	0.016
Recovery (%) – Copper	87.9	87.9
Recovery (%) – Molybdenum	23.4	26.9
Copper produced (lbs)	8,201,814	16,628,371
Gold produced (oz)	739	1,666
Silver produced (oz)	53,173	56,980
Molybdenum produced (lbs)	54,233	149,361

Copper and molybdenum production at Huckleberry's mining operation has moved from the East zone to the Main Zone Extension. The ore in this area is of lower grade and harder to mill. However, the grade is improving with the March average copper grade being 0.306% copper.

Exploration work planned at Huckleberry includes completing assessment of the data obtained from the area south of the Main Zone Extension, drilling in the Upper Ridge zone at Whiting Creek and further geochemical and other work on three targets to follow up on 2007 exploration work.

Imperial owns 50% of the Huckleberry open pit copper/molybdenum mine which is located 123 kilometres southwest of Houston, British Columbia.

Sterling

At Sterling, the 3,352 foot decline was completed to provide access to the 144 zone. Two exploration drifts off the main decline below the 144 zone and drill stations that will provide for detailed drilling of the 144 zone from underground are also complete.

Underground diamond drilling to delineate the 144 zone began in January 2008 and to date 50 holes totaling 13,158 feet have been completed. Diamond drilling has been completed both to the east and west of a latite dyke that previously defined the eastern boundary of the 144 zone. Results have been released for the first 20 drill holes and include hole SU08-16 which returned 0.30 ounces per ton (10.28 g/t) gold over 15 feet, with the entire hole returning 0.13 ounces per ton (4.46 g/t) gold over 79.5 feet. Hole SU08-15, drilled from the same location with a steeper dip, returned 0.15 ounces per ton (5.28 g/t) gold over 38.7 feet. The entire 264 foot length of SU08-15 was in breccia grading 0.07 ounces per ton (2.40 g/t) gold. Hole SU08-12, drilled from the same location but to the south of the decline, returned 0.17 ounces per ton (5.83 g/t) gold over 11.2 feet, within a longer interval returning 0.10 ounces per ton (3.43 g/t) gold over 56.2 feet.

The wholly owned Sterling gold property is located 185 kilometres northwest of Las Vegas, Nevada.

Red Chris

Work was commenced in the first quarter on an exploration trail to the Red Chris deposit, which included construction of a bridge spanning Coyote Creek. The 15 kilometre exploration trail will be completed this summer, allowing drilling equipment to be driven to the site for completion of additional geotechnical and exploration drilling. Road access will result in lower cost drill programs and safer working conditions, as helicopter support will not be necessary.

The appeal of the Federal Court decision ruling the Canadian Environmental Assessment Act of Red Chris to be procedurely incorrect is scheduled to be heard on May 15, 2008.

The Red Chris property is located in northwest British Columbia, 18 kilometres southeast of the village of Iskut and 80 kilometres south of Dease Lake on the north facing Todagin Plateau.

Outlook

Imperial will focus exploration activity in 2008 on four key projects: Red Chris, Mount Polley, Sterling and Huckleberry.

Brian Kynoch
President

MANAGEMENT'S DISCUSSION & ANALYSIS

Overview

Revenues were $56.6 million in the March 2008 quarter compared to $54.2 million in the 2007 quarter. Shipments of concentrate in both the 2008 and 2007 March quarters were below normal quarterly average shipment levels. Revenue recognition coincides with concentrate title transfer, which usually takes place upon shipment to smelter.

Variations in quarterly revenue attributed to the timing of concentrate shipments can be expected in the normal course of business. In both the March 2007 and 2008 quarters production exceeded shipments due to timing of shipments. At March 31, 2008 the Company had an usually high level of inventory which was reduced markedly in early April when both Mount Polley and Huckleberry shipped concentrate to buyers and inventory returned to normal levels.

Operating income for the three months ended March 31, 2008 increased to $23.1 million from $13.7 million in the March 2007 quarter.

The price of copper rose about 27% from December 31, 2007 to March 31, 2008 impacting the valuation of the Company's hedge position. As a result the Company recorded a $21.8 million loss on derivative instruments in the March 2008 quarter compared to a loss of $15.9 million in the comparable 2007 quarter.

The Company had a net income of $1.7 million in the quarter ended March 31, 2008 compared to a net loss of $1.9 million in the 2007 quarter. The improved net income is the result of a higher contribution from Mount Polley and a share based compensation expense recovery.

Adjusted net income in the quarter was $12.0 million or $0.37 per share compared to $10.7 million or $0.35 per share in the March 2007 quarter. Adjusted net income is calculated by removing the losses, net of related income taxes, resulting from mark to market revaluation of copper hedging not related to the quarter and removing the unrealized share based compensation expense, net of taxes, as further detailed in the table below. This adjusted net income is not a term recognized under generally accepted accounting principles and is intended to provide additional information on the Company's earnings by excluding the impact of items not settled in the quarter.

Calculation of Adjusted Net Income	Three Months Ended March 31	
(unaudited) in thousands except per share amounts	2008	2007
Net Income (Loss) as reported	$1,665	$(1,922)
Unrealized loss on derivative instruments, net of tax	12,129	12,630
Unrealized recovery of share based compensation expense, net of tax	(1,748)	-
Adjusted Net Income	$12,046	$10,708
Adjusted Net Income Per Share	$0.37	$0.35

(a) Derivative financial instruments are recorded at fair value on the balance sheet, with changes in the fair value, net of taxes, flowing through net income. The amounts ultimately realized may be materially different than reflected in the financial statements due to changes in prices of the underlying copper hedged.

(b) Effective with the June 30, 2007 quarter, the Company's employee stock option plan provides for a cash payment option. Accordingly, the intrinsic value of the outstanding vested options is recorded as a liability on the Company's balance sheet and periodic changes in the intrinsic value, net of taxes, flow through net income.

Cash flow decreased to $18.5 million in the March 2008 quarter from $22.2 million in 2007. The $3.7 million decrease is the result of higher realized losses on derivative instruments. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Capital expenditures were $8.9 million, about the same as the $9.0 million spent in the comparative 2007 quarter as the Company.

Expenditures in the March 2008 quarter were financed by cash flow from the Mount Polley and Huckleberry mines and the proceeds from the $30 million line of credit facility. At March 31, 2008 the Company had $24.2 million in cash and cash equivalents and short term investments.

Derivative Instruments

The Company has not hedged gold, silver or the CDN/US Dollar exchange rate. During the March 2008 quarter the Company recorded $21.8 million in losses on derivative instruments for copper compared to the loss of $15.9 million in the March 2007 quarter. These losses result from the hedges settled in the period and the mark to market valuation of the copper hedges held by the Company at period end. The Company does not use hedge accounting therefore accounting rules require that derivative instruments be recorded at fair value on each balance sheet date, with the adjustment resulting from the revaluation being charged to the statement of income as a gain or loss.

The Company utilizes a variety of instruments for hedging including the purchase of puts, forward sales and the use of min/max zero cost collars. Imperial's income or loss from derivative instruments may be very volatile from period to period as a result of changes in the copper price compared to copper price at the time when these contracts were entered into and the type and length of time to maturity of the contracts.

The hedges for Mount Polley cover about 53% of remaining 2008 copper settlements via min/max zero cost collars. Hedges for Huckleberry include puts extending out to the first quarter of 2010 and forwards sales to the first quarter of 2009. These hedges cover 100% of Huckleberry copper settlements for the remainder of 2008, of which 50% are covered by forward sales and the balance via puts.

At March 31, 2008 the Company has unrealized losses of $10.7 million on its derivative instruments. This represents the decrease in fair value of the derivative instruments from the dates of purchase to March 31, 2008 due to the 27% increase in the price of copper from December 31, 2007 to March 31, 2008.

Refer to Note 8 to the unaudited consolidated financial statements for the three months ended March 31, 2008 for further details.

Share Based Compensation Expense

During the June 2007 quarter the shareholders of the Company approved an amendment to the Company's stock option plans (the "Plan") that provides option holders the right to receive common shares or a direct cash payment in exchange for options exercised. The amendment to the Plan balances the need for a long term compensation program to retain employees and the concerns of shareholders regarding the dilution caused by the exercise of stock options. As a result of the change to the Plan, generally accepted accounting principles result in a liability and related expense being recorded for the intrinsic value of the stock options. Additionally, payments made to option holders by the Company are deductible for income tax purposes.

The liability associated with the Company's stock options are revalued quarterly to reflect changes in the market price of the Company's common shares and the vesting of additional stock options. The net change is recognized in net income for the quarter. During the quarter ended March 31, 2008 the market price of the Company's common shares declined and therefore the Company recorded a recovery of share based compensation.

Forward Looking Statements

This Management Discussion and Analysis is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of May 7, 2008. Except for statements of fact relating to the Company, certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading "Risk Factors" below. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

Developments During the March 2008 Quarter

General

Copper prices in US Dollars averaged significantly higher in the 2008 first quarter compared to the 2007 first quarter averaging US$3.52/lb compared to US$2.69/lb. The US Dollar averaged close to par with the Canadian Dollar in 2008 compared to 17% stronger in first quarter of 2007. Combining the US Dollar copper price and the lower US Dollar/CDN Dollar exchange rate results in a Canadian Dollar copper price average of $3.52/lb in the March 2008 quarter compared to $3.16/lb in same 2007 period. Decreases in the US Dollar/CDN Dollar exchange rate have a negative impact on US Dollar revenues when translated to Canadian Dollars, and due to the ongoing decline over the last few years have had a significant negative impact on revenues.

Huckleberry Mines Ltd.

The Company owns 50% of Huckleberry Mines Ltd, the owner and operator of the Huckleberry mine. Note 4 to the financial statements includes details of the Company's share of Huckleberry assets, liabilities, revenues and expenses included in the consolidated financial statements of the Company.

Exploration

Exploration expenditures at Mount Polley were $0.2 million in the March 2008 quarter compared to $1.2 million in the March 2007 quarter. Exploration in 2008 will continue to focus on finding higher grade zones to replace the Wight pit ores that will be depleted in 2008.

At Huckleberry, the 2008 field season will focus on targets arising from the regional exploration program, and seven diamond drill holes are planned to test the Upper Ridge zone at Whiting Creek.

At Sterling the construction of a 3,352 foot decline to access the 144 zone was completed in 2007, allowing the underground drilling to commence in the March 2008 quarter. The objective of the drilling is to outline sufficient reserves to restart mining operations.

At the Red Chris property, work began on an exploration trail to provide road access to the Red Chris deposit, and a bridge spanning Coyote Creek was installed. The 15 kilometre exploration trail will be completed this summer, and it will allow larger drilling equipment to be driven to the site to complete additional geotechnical and exploration drilling. Road access will also provide lower cost drill programs and safer working conditions, as helicopter support will not be necessary.

Risk Factors

The risk factors affecting the Company have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2007.

Critical Accounting Policies

The critical accounting policies adopted by the Company have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2007.

Changes in Accounting Policies

(a) Capital Disclosures and Financial Instruments- Disclosures and Presentation

Effective January 1, 2008 the Company adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures ("Section 1535"), Handbook Section 3862, Financial Instruments – Disclosures ("Section 3862") and Handbook Section 3863, Financial Instruments – Presentation ("Section 3863").

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

(b) Inventories

Effective January 1, 2008 the Company also adopted Section 3031, Inventories, which replaces Section 3030, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead and requires impairment testing. The adoption of Section 3031 did not result in a material impact on the Company's consolidated financial position and results of operations.

No other new accounting policies were adopted by the Company in the three months ended March 31, 2008 and the Company is not expected to adopt any new accounting policies in the balance of 2008.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2008 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2007

This review of the results of operations should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2008 and the audited consolidated financial statements of the Company for the year ended December 31, 2007.

Financial Results

Overview

Net income for the March 2008 quarter was $1.7 million ($0.05 per share) compared to a net loss of $1.9 million ($0.06 per share) in the comparative 2007 quarter.

Operating revenues were $56.6 million in the March 2008 quarter compared to $54.2 million in the comparative 2007 quarter.

The increased net income for the Company in the March 2008 quarter was the result of higher contribution margin from Mount Polley, a recovery of share based compensation expense, offset by a lower contribution from Huckleberry and higher losses on derivative instruments.

The Company's share of Huckleberry proportionately consolidated in the March 2008 quarter was a loss of $2.3 million compared to a profit of $0.5 million in the comparative 2007 quarter. The reduction in contribution from Huckleberry was due to mining and milling lower grade ore from the upper benches of the Main Zone Extension pit and lower throughput.

Mount Polley operations, after depletion, depreciation and amortization, contributed $18.8 million to operating income in the March 2008 quarter compared to $6.1 million in the comparable 2007 quarter.

Due to the large increase in the copper price during the first quarter of 2008, the Company realized an additional $12.4 million in revenue on final settlement of shipments from 2007. Offsetting this was a loss of $13.6 million on derivative instruments in 2008 compared to a loss on derivative instruments of $6.5 million in 2007.

Mineral Production Costs

Mineral production costs were $28.3 million in the March 2008 quarter, comprised of $16.2 million from Mount Polley and $12.1 million representing the Company's 50% share of Huckleberry. This compares to $32.6 million in the March 2007 quarter comprised of $27.2 million from Mount Polley and $5.4 million from Huckleberry.

Production at Mount Polley was impacted by the unloading of the Wight pit highwall. This was completed in February 2008. Huckleberry was impacted by increased stripping, lower grades and harder ore associated with the Main Zone Extension pit.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization expense decreased to $3.9 million in the March 2008 quarter from $4.6 million in the March 2007 quarter as a result of lower volumes of concentrate sold.

Share Based Compensation

Share based compensation expense was a recovery of $2.0 million in the March 2008 quarter compared to an expense of $0.5 million in the March 2007. As described under Share Based Compensation Expense (page 5) this expense will fluctuate from quarter as a result of the changes in market price of the Company's shares and the accretion of shares under the Company's stock option plans.

Interest Expense on Long Term Debt

Interest expense on long term debt was $0.3 million in the 2008 quarter down slightly from $0.4 million in 2007 due to a lower level of debt.

Other Interest Expense

Other interest expense increased to $0.6 million in the March 2008 quarter compared to $0.5 million in the 2007 quarter. The 2008 period included higher average levels of short term debt compared to the 2007 period.

Financing Costs

Financing costs of $1.1 million in the March 2008 quarter were all related to the $30 million revolving credit facility arranged during the quarter to provide working capital and flexibility on the timing of exploration expenditures. These costs include a $0.2 million arrangement fee and $0.9 million related to the fair value of the warrants issued to March 31, 2008 for the $15 million drawn on the facility to that date. In 2007 the $0.4 million in financing costs was for the arrangement fee for the facility to purchase bcMetals.

Foreign Exchange Loss

A $0.2 million foreign exchange gain was recorded in the March 2008 quarter compared a loss of $0.2 million in the 2007 quarter as the Canadian Dollar was weakend versus the US Dollar in the March 2008 period. These losses are due to foreign exchange rate movements on US Dollar denominated accounts receivable, derivative instrument and margin call deposits, net of US Dollar denominated short term debt and derivative instrument liabilities. These US Dollar balances are the result of Mount Polley and Huckleberry mine operations.

Realized and Unrealized Losses on Derivative Instruments

A loss of $21.8 million was recorded during the quarter ended March 31, 2008 compared to a loss of $15.9 million in the comparative 2007 quarter. This loss is for the hedges settled in the quarter as well as the revaluation of hedges outstanding at the period end. The ultimate gain or loss on the unrealized portion of these contracts will be determined by the copper prices in the periods when these contracts settle. During the quarter ended March 31, 2008 the Company entered into additional hedge contracts for the sale of copper for the 2008 to protect the Company's cash flow against a decline in the price of copper.

Liquidity & Capital Resources

Cash Flow from Operations

Net income in the March 2008 quarter was $1.7 million compared to net loss $1.9 million in the March 2007 quarter. Cash flow decreased to $18.5 million in the March 2008 quarter compared to $22.2 million in 2007. The $3.7 million decrease is the result of higher realized losses on derivative instruments. Cash flow is a measure used by the Company to evaluate its performance, however it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Working Capital

At March 31, 2008 the Company had working capital of $10.5 million, a increase of $1.5 million from working capital of $9.0 million at December 31, 2007. The Mount Polley and Huckleberry mines are generating cash flow which will improve the working capital position of the Company and provide cash for debt reduction.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures were $7.7 million in the March 2008 quarter compared to $6.1 million in 2007. Expenditures in 2008 included $6.9 million at Mount Polley, primarily for continued stripping of the Springer, and expenditures of $0.6 million at Huckleberry. Expenditures of $3.8 million in 2007 at Mount Polley were for equipment additions and $2.1 million was spent on capital at Huckleberry. Capital expenditures in 2008 and 2007 were financed from cash flow from operations.

Exploration expenditures were $1.2 million in the March 2008 quarter compared to $3.0 million in the March 2007 quarter. In both 2008 and 2007 the exploration work was conducted mainly on the Company's Mount Polley and Sterling properties.

Debt repayment and working capital requirements for the ensuing year are expected to be met from cash flow from Mount Polley and Huckleberry. The Company currently does not forecast the requirement for any additional equity financing during 2008.

The Company had the following contractual obligations as of March 31, 2008:

Contractual Obligations				Years Ended		Total
(thousands of dollars)	Apr-Dec 2008	2009	2010	2011	2012	
Short term debt	$28,445	$ -	$ -	$ -	$ -	$28,445
Long term debt	3,658	2,946	1,048	676	-	8,328
Convertible debentures [1]	-	-	13,980	-	-	13,980
Operating leases	262	316	259	254	107	1,198
Capital expenditures & other	-	-	-	-	-	-
Mineral properties [2]	252	378	382	442	442	1,896
Total	$32,617	$3,640	$15,669	$1,372	$549	$53,847

(1) Assumes non conversion of debentures.
(2) Mineral property commitments are payments required to keep the claims or option agreements in good standing. Total for 2012 is for the year 2012 only.

Debt repayment and working capital requirements for 2008 are expected to be met from cash on hand and cash flow generated by Mount Polley and Huckleberry, the $30.0 million short term debt facility and other debt or equity financings as may be required.

As at March 31, 2008 the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

Selected Quarterly Financial Information

Unaudited - [expressed in thousands of dollars, except share amounts, copper price and exchange rates]				Three Months Ended
	March 31 2008	December 31 2007	September 30 2007	June 30 2007
Total Revenues	$56,597	$32,747	$84,784	$93,210
Equity Income from Huckleberry	-	-	-	-
Net Income (Loss)	$1,665	$13,851	$7,576	$3,224
Income per share [1]	$0.05	$0.42	$0.23	$0.10
Diluted Income per share [1]	$0.05	$0.42	$0.23	$0.10
Adjusted Net Income (Loss) [2]	$12,046	$(10,489)	$12,184	$19,482
Adjusted Net Income (Loss) per share [2]	$0.37	$(0.32)	$0.37	$0.62
Cash Flow [3]	$18,529	$(9,578)	$23,571	$25,698
Cash Flow per share [3]	$0.57	$(0.29)	$0.72	$0.82
Average LME cash settlement copper price/lb in US$	$3.522	$3.283	$3.499	$3.464
Average US/CDN$ exchange rate	$1.004	$0.982	$1.045	$1.098
Period end US/CDN$ exchange rate	$1.0279	$0.988	$0.996	$1.063

Unaudited - [expressed in thousands of dollars, except share amounts, copper price and exchange rates]				Three Months Ended
	March 31 2007	December 31 2006	September 30 2006	June 30 2006
Total Revenues	$54,246	$45,659	$57,154	$81,318
Equity Income from Huckleberry	-	$737	$12,035	$16,934
Net Income (Loss)	$(1,922)	$23,827	$30,955	$26,565
Income per share [1]	$(0.06)	$0.79	$1.03	$0.89
Diluted Income per share [1]	$(0.06)	$0.74	$0.98	$0.85
Adjusted Net Income (Loss) [2]	$10,708	$14,232	$35,777	$20,023
Adjusted Net Income (Loss) per share [2]	$0.35	$0.47	$1.19	$0.67
Cash Flow [3]	$22,185	$18,811	$36,342	$13,235
Cash Flow per share [3]	$0.72	$0.62	$1.21	$0.44
Average LME cash settlement copper price/lb in US$	$2.695	$3.215	$3.479	$3.289
Average US/CDN$ exchange rate	$1.172	$1.139	$1.121	$1.122
Period end US/CDN$ exchange rate	$1.153	$1.165	$1.115	$1.115

(1) The sum of the quarterly net income per share and cash flow per share does not equal the annual total due to timing of share issuances during the year.

(2) Adjusted Net Income is defined as net income adjusted for certain items of a non-operational nature that pertain to future periods as described in further detail under the heading Adjusted Net Income.

(3) Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles and are therefore unlikely to be comparable to similar measures used by other companies. Cash flow is defined as cash flow from operations before net change in working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period.

The Company believes these measures are useful to investors, because they are included in the measures that are used by management in assessing the financial performance of the Company.

Related Party Transactions

In February 2008 the Company entered into a $30.0 million short term revolving working capital facility with a syndicate of lenders which include Edco and a company controlled by Larry Moeller, a director of Imperial. Edco's share of the facility is 75%, Mr. Moeller's share is 8.3% and the balance of 16.7% is held by four funds that are shareholders of the Company. This facility bears interest at 10% per annum, payable monthly, and is due on February 15, 2009. The facility is secured by a floating charge on all the assets of the Company plus guarantees by Mount Polley Mining Corporation and Red Chris Development Company Ltd. In consideration of the facility, the lenders will be granted one warrant for each $25.00 advanced under the facility such that warrants to purchase up to 1,200,000 common shares of the Company at $10.00 per share, exercisable until July 31, 2009 could be granted. A maximum of 1,200,000 warrants would be issued if the facility were fully drawn. An arrangement fee of $225,000 was paid to the lenders. As at March 31, 2008, $15.0 million had been drawn on the facility and 600,000 warrants had been issued. Subsequent to quarter end $5.0 million was repaid on this facility, reducing the amount outstanding to $10.0 million.

Further details on related party transactions can be found in Notes 5 and 6 to the unaudited consolidated financial statements for the three months ended March 31, 2008.

Other

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management's discussion and analysis, management evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such term are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls and Procedures

The Company evaluated the design of its internal control and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the year ended December 31, 2007. Based on this evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective. There has been no significant change in the Company's internal control over financial reporting during the three months ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

General

Additional information about the Company, including the Company's Annual Information Form, is available on SEDAR at *www.sedar.com*.

As of March 31, 2008 the Company had 32,689,244 common shares outstanding. On a diluted basis the Company had 36,162,096 common shares outstanding at March 31, 2008.

Outlook

Operations

Imperial's equity share of production from the Mount Polley mine and the Huckleberry mine is expected to be about 80 million pounds of copper, 53 thousand ounces of gold, 440 thousand ounces of silver and 66 thousand pounds of molybdenum during 2008 and given continued strong metals prices it is expected to generate strong cash flow for exploration and repayment of debt. Cash flow protection for 2008 is supported by derivative instruments that will see the Company receive certain minimum average copper prices as disclosed under the heading Derivative Instruments.

However, the quarterly revenues will fluctuate depending on the timing of concentrate sales which is dependant on the availability and scheduling of transportation, copper and gold prices and the US Dollar/CDN Dollar exchange rate.

Exploration

The Company plans to continue an aggressive exploration program that is focused on Red Chris, Sterling and its two operating mines.

At Red Chris, permits to construct an exploration trail were received subsequent to the March 2008 quarter and work began with the construction of a bridge across Coyote Creek. Drilling to follow up the excellent 2007 results will be conducted when the trail is completed later this year.

At Sterling the underground drilling continues. Depending on the results of this first phase we look forward to expanding the program at Sterling.

At Mount Polley exploration in 2008 will continue to focus on finding higher grade zones to replace the Wight pit ores that will be depleted in 2008. Prior to year end, plans are to begin work on the development of the underground resources at Mount Polley.

At Huckleberry, exploration targets arising from the regional exploration program will continue to be pursued, and seven diamond drill holes are planned to test the Upper Ridge zone at Whiting Creek.

The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

Development

Development of the Red Chris project will be dependant on the construction of a power line to serve the northwest portion of British Columbia and resolution of the challenge to the Federal environmental assessment review. The Company will review the information on the Red Chris project to maximize the economics of the project. Some development work in addition to further exploration is expected to be completed during 2008 to advance the Red Chris property towards production.

Financing

Debt repayment and working capital requirements for 2008 are expected to be met from cash on hand, cash flow from the Mount Polley and Huckleberry mines and short term debt facilities. Selective debt financings may also be entered into during 2008. The Company currently does not forecast the requirement for any equity financings during 2008.

Acquisitions

Management continues to evaluate potential acquisitions to further grow the Company.

CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)
(expressed in thousands of dollars)

	March 31 2008	December 31 2007
ASSETS		
Current Assets		
Cash and cash equivalents	$12,298	$19,421
Short term investments	11,951	10,835
Marketable securities	464	861
Accounts receivable	27,257	25,441
Inventory (Note 3)	32,772	20,005
Derivative instrument assets and margin deposits (Note 8)	2,575	5,217
Future income taxes	4,453	-
	91,770	81,780
Derivative instrument assets and margin deposits (Note 8)	2,605	2,304
Mineral Properties	232,793	229,646
Reclamation Deposits	4,829	4,558
Future Income Taxes	2,517	2,348
Other Assets	84	105
	$334,598	$320,741
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$22,073	$26,133
Taxes payable	2,507	6,030
Short term debt (Note 5)	28,445	23,222
Current portion of long term debt	4,559	4,844
Derivative instrument liabilities (Note 8)	17,709	3,007
Current portion of future site reclamation costs	959	987
Current portion of share based compensation liability (Notes 6 & 7)	3,000	4,736
Future income taxes	1,979	3,791
	81,231	72,750
Derivative instruments (Note 8)	1,567	-
Long Term Debt	3,769	4,670
Debt Component of Convertible Debentures	11,753	11,495
Future Site Reclamation Costs	17,174	16,861
Share Based Compensation Liability (Notes 6 & 7)	3	283
Future Income Taxes	40,226	38,390
	155,723	144,449
SHAREHOLDERS' EQUITY		
Share Capital (Note 7)	64,163	64,163
Contributed Surplus	918	-
Equity Component of Convertible Debentures	4,808	4,808
Retained Earnings	108,986	107,321
	178,875	176,292
	$334,598	$320,741

See accompanying notes to these financial statements.
Contingent liabilities (Note 14)

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Three Months Ended March 31, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

	Three Months Ended March 31	
	2008	2007
REVENUES		
Mineral sales	$56,279	$53,539
Interest income	305	567
Other	13	140
	56,597	54,246
EXPENSES		
Mineral production and transportation costs	28,325	32,657
Mineral property holding costs	288	229
Accretion of future site restoration costs	283	277
Depletion, depreciation and amortization	3,886	4,590
General and administration	640	532
Share based compensation (Notes 6 & 7)	(1,997)	496
Interest on long term debt	308	382
Other interest	587	476
Interest accretion on short and long term debt	258	268
Financing costs (Note 7(d))	1,143	400
Foreign exchange (gain) loss	(202)	206
	33,519	40,513
INCOME BEFORE THE UNDERNOTED	23,078	13,733
Realized (losses) gains on derivative instruments (Note 8)	(4,220)	3,187
Unrealized (losses) on derivative instruments (Note 8)	(17,578)	(19,136)
Other	(397)	70
INCOME (LOSS) BEFORE TAXES	883	(2,146)
Recovery of income and mining taxes	(782)	(224)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME	$1,665	$(1,922)
Income (Loss) Per Share		
Basic	$0.05	$(0.06)
Diluted	$0.05	$(0.06)
Weighted Average Number of Common Shares Outstanding (Note 10)		
Basic	32,689,244	30,762,811
Diluted	33,040,297	30,762,811

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(expressed in thousands of dollars, except share amounts)

	Share Capital			Equity Component		
	Number of Shares	Amount	Contributed Surplus	of Convertible Debentures	Retained Earnings	Total
Balance, December 31, 2006	30,729,577	$47,682	$4,049	$4,808	$84,592	$141,131
Issued for cash on exercise of options	624,667	7,128	(583)	-	-	6,545
Issued for cash on exercise of warrants	1,335,000	9,353	(1,343)	-	-	8,010
Transfer of contributed surplus on revision of stock option plan payment alternatives	-	-	(3,044)	-	-	(3,044)
Share based compensation	-	-	921	-	-	921
Net income	-	-	-	-	22,729	22,729
Balance, December 31, 2007	32,689,244	64,163	-	4,808	107,321	176,292
Warrants issued for drawdown on Line of Credit Facility (Note 7(d))	-	-	918	-	-	918
Net income	-	-	-	-	1,665	1,665
Balance, March 31, 2008	32,689,244	$64,163	$918	$4,808	$108,986	$178,875

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

	Three Months Ended March 31	
	2008	2007
OPERATING ACTIVITIES		
Net income (loss)	$1,665	$(1,922)
Items not affecting cash flows		
Depletion, depreciation and amortization	3,886	4,590
Share based compensation, net of cash paid	(2,016)	496
Accretion of debt and future site restoration costs	541	545
Unrealized foreign exchange loss	166	22
Future income taxes	(4,599)	(615)
Unrealized losses on derivative instruments	17,578	19,136
Non cash financing costs	918	-
Other	390	(67)
	18,529	22,185
Increase in cash on change in method of accounting for Huckleberry Mines Ltd.	-	4,792
Net change in non-cash operating balances (Note 9)	(18,960)	(14,833)
Cash (used in) provided by operating activities	(431)	12,144
FINANCING ACTIVITIES		
Proceeds of short term debt	47,465	65,038
Repayment of short term debt	(42,682)	(12,481)
Repayment of long term debt	(1,186)	(1,428)
Issue of share capital, net of share issue costs	-	227
Cash provided by financing activities	3,597	51,356
INVESTMENT ACTIVITIES		
(Increase) decrease in short term investments	(1,116)	1,457
Increase in non current derivative instruments and margin deposits investments	(300)	-
Acquisition of investment on bcMetals, net of cash acquired of $2,517	-	(58,790)
Acquisition and development of mineral properties	(8,885)	(9,027)
Increase in future site reclamation deposits	(225)	(75)
Other	(37)	(13)
Cash used in investment activities	(10,563)	(66,448)
EFFECT OF FOREIGN EXCHANGE ON CASH BALANCES	274	(129)
DECREASE IN CASH AND CASH EQUIVALENTS	(7,123)	(3,077)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	19,421	22,048
CASH AND CASH EQUIVALENTS, END OF PERIOD	$12,298	$18,971

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

CASH AND CASH EQUIVALENTS ARE COMPRISED OF:	March 31 2008	December 31 2007
Cash in bank	$12,298	$9,373
Short term money market investments	-	10,048
	$12,298	$19,421

	Three Months Ended March 31	
	2008	2007
OPERATING ACTIVITIES		
Interest paid	$886	$621
Income taxes paid	$7,340	$ -

SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES

During the three months ended March 31, 2008 the Company issued 600,000 warrants with a fair value of $918 in connection with a short term debt facility (Notes 5(a) and 7(d)).

During the three months ended March 31, 2007:
(a) the Company reclassified $113 of contributed surplus arising from stock based compensation to share capital on the exercise of options.
(b) the Company received marketable securities with a fair value of $35 as an option payment on a mineral property.

See accompanying notes to these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

1. BASIS OF PRESENTATION

These consolidated financial statements include the accounts of the Company and those entities which are controlled by the Company through voting equity interests, referred to as subsidiaries. Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated. All inter-company balances and transactions have been eliminated upon consolidation.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

The Company's external auditors have not reviewed these financial statements.

2. CHANGES IN ACCOUNTING POLICIES

(a) Capital Disclosures and Financial Instruments- Disclosures and Presentation

The Company adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures ("Section 1535"), Handbook Section 3862, Financial Instruments – Disclosures ("Section 3862") and Handbook Section 3863, Financial Instruments – Presentation ("Section 3863").

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

(b) Inventories

Section 3031, Inventories, which replaces Section 3030, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead and requires impairment testing. The adoption of Section 3031 did not result in a material impact on the Company's consolidated financial position and results of operations.

3. INVENTORY

	March 31 2008	December 31 2007
Concentrate	$21,675	$9,723
Supplies	11,097	10,282
	$32,772	$20,005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

4. JOINT VENTURES

Included in the consolidated financial statements of the Company are the following amounts representing the Company's interests in joint ventures consisting primarily of a 50% interest in Huckleberry assets, liabilities and results of operations:

Balance Sheet	March 31 2008	December 31 2007
Current Assets		
Cash and cash equivalents	$10,641	$18,669
Short term investments	11,951	10,835
Other current assets	17,374	11,859
	39,966	41,363
Mineral property	24,471	25,689
Other	3,324	3,917
	67,761	70,969
Current Liabilities		
Accounts payable and other current liabilities	(12,188)	(13,355)
Future site restoration costs	(13,415)	(13,199)
	$42,158	$44,415

	Three Months Ended March 31	
Statement of (Loss) Income and Comprehensive (Loss) Income	2008	2007
Revenues	$19,676	$17,208
Expenses	14,371	6,948
Income before undernoted	5,305	10,260
Losses on derivative instruments	(8,245)	(9,426)
Income and mining taxes	633	(346)
Net (Loss) Income and Comprehensive (Loss) Income	$(2,307)	$488
Statement of Cash Flows		
Operating activities	$(6,466)	$6,401
Financing activities	-	-
Investment activities	(1,884)	(648)
Effect of foreign exchange on cash balances	274	129
(Decrease) increase in cash and cash equivalents	$(8,076)	$5,624

The Company holds a 35% interest in the Porcher Island Joint Venture whose only asset is the Porcher Island mineral property $422 (December 31, 2007 - $411) and only liability is accounts payable $11 (December 31, 2007 - $49). There have been no operations since the inception of the Porcher Island Joint Venture as the joint venture is currently in the exploration stage. The balances related to the Porcher Island Joint Venture are included in the disclosure above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

5. SHORT TERM DEBT

		March 31 2008	December 31 2007
(a)	Revolving credit facility from a syndicate of lenders, including a company controlled by a significant shareholder and a company controlled by a director, payable on demand with interest at 10% per annum, payable monthly, and due on February 15, 2009. The credit facility is secured by a floating charge on all the assets of the Company plus guarantees from the Company's wholly owned subsidiaries Mount Polley Mining Corporation and Red Chris Development Company Ltd. In consideration of the facility, the lenders will be granted one warrant for each $25 advanced under the facility such that warrants to purchase up to 1,200,000 common shares of the Company at $10.00 per share, exercisable until July 31, 2009 could be granted. Warrants to purchase 600,000 common shares were issued for advances to March 31, 2008 (Note 7(d)).	$15,000	$ -
(b)	Credit facility from a company controlled by a significant shareholder	-	10,000
(c)	Concentrate advances of US$Nil (2007-US$13,381) from a purchaser of concentrate from the Mount Polley Mine.	-	13,222
(d)	Concentrate advances of US$13,080 (2007-US$Nil) from a purchaser of concentrate from the Mount Polley Mine repayable from the sale of concentrate with interest at one month Libor plus 3.5% and secured by a first charge on concentrate from the Mount Polley mine.	13,445	-
		$28,445	$23,222

6. SHARE BASED COMPENSATION

The Company recognizes a liability for the potential cash settlements under its Share Option Plans (Note 7(b)). The current portion represents the maximum amount of the liability payable within the next twelve month period if all vested options are surrendered for cash settlement.

	Three Months Ended March 31 2008	Year Ended December 31 2007
Balance, beginning of period	$5,019	$ -
Recognition of initial liability on amendment to the stock option plans	-	14,909
Share based compensation	(1,997)	(1,932)
Current period payment for options exercised	(19)	(2,842)
Transferred to share capital on issuance of common shares	-	(5,116)
Balance, end of period	3,003	5,019
Less portion due within one year	(3,000)	(4,736)
	$3	$283

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

7. SHARE CAPITAL

(a) Share Capital

Authorized
50,000,000 First Preferred shares without par value with special rights and restrictions to be determined by the directors (outstanding – nil)
50,000,000 Second Preferred shares without par value with rights and restrictions to be determined by the directors (outstanding – nil)
Unlimited number of Common Shares without par value

(b) Share Option Plans

Under the Share Option Plans, the Company may grant options to its directors, officers and employees not to exceed 10% of the issued common shares of the Company. At March 31, 2008, 2,012,257 common shares remain available for grant under the plans. Under the plans, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three year period.

In June 2007 the Company amended its outstanding Share Option Plans providing all option holders the right, in lieu of receiving common shares, to receive a cash payment from the Company equal to the difference between the exercise price of each stock option and the market price of the Company's common shares on the date of exercise. As a result of this change to the Share Option Plans, generally accepted accounting principles result in a liability being recorded for the intrinsic value of the stock options (Note 6).

A summary of the status of the Company's Share Option Plan as of March 31, 2008 and changes during the period is presented below:

	Three Months Ended March 31, 2008		Year Ended December 31, 2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,261,667	$7.38	1,996,333	$4.94
Granted	-	-	190,000	$12.42
Exercised	(5,000)	$6.60	(909,666)	$3.01
Lapsed	-	-	(15,000)	$10.90
Outstanding at end of period	1,256,667	$7.38	1,261,667	$7.38
Options exercisable at end of period	975,001	$6.53	500,000	$6.64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

The following table summarizes information about the share options outstanding at March 31, 2008:

	Options Outstanding		Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable
$ 5.30	133,334	3.7 years	66,668
$ 6.60	893,333	2.4 years	893,333
$ 6.80	8,000	1.7 years	8,000
$ 9.10	47,000	3.7 years	7,000
$10.90	75,000	4.7 years	-
$13.26	50,000	5.7 years	-
$14.30	50,000	5.7 years	-
	1,256,667	3.0 years	975,001

(c) Normal Course Issuer Bid ("NCIB")

On September 18, 2007 the Toronto Stock Exchange (the "TSX") accepted for filing the Company's Notice for its NCIB to be transacted through the facilities of the TSX.

Pursuant to the NCIB, the Company may purchase up to 1,305,150 common shares, which represents 10% of the public float and approximately 4% of the total 32,687,465 common shares of the Company issued and outstanding as of September 12, 2007. Purchases will be made, at the discretion of the Company at prevailing market prices, commencing September 20, 2007 and ending September 19, 2008. Pursuant to TSX policies, daily purchases made by the Company will not exceed 11,787 common shares or 25% of the Company's average daily trading volume of 47,148 common shares on the TSX, subject to certain prescribed exceptions. The Company intends to hold all shares acquired under the NCIB for cancellation. The funding for any purchase pursuant to the NCIB will be financed out of the working capital of the Company.

The Company has not purchased any shares since inception of the NCIB.

(d) Warrants

In conjunction with advances on the Line of Credit facility, the Company issued 600,000 share purchase warrants (Note 5(a)). Each warrant entitles the holder to purchase one common share of the Company at $10.00 per share to July 31, 2009.

The fair value of the warrants issued for the line of credit facility were estimated at the date of issue using the Black-Scholes pricing model, based on the following terms and assumptions:

Number of warrants	600,000
Exercise price	$10.00
Dividend yield	0%
Risk free interest rate	3.08%
Expected life	1.43 years
Expected volatility	46%
Estimated fair value per warrant	$1.53

The determination of expected volatility contained in the Black-Scholes pricing model is based on subjective assumptions which can materially affect the fair value estimate of the warrants at the date of grant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

8. DERIVATIVE INSTRUMENTS AND MARGIN CALL DEPOSITS

	March 31 2008	December 31 2007
Assets		
Current		
Forward sales assets [US$233 (2007-US$Nil)]	$239	$ -
Put options purchased [US$2,273 (2007-US$5,280)]	2,336	5,217
	$2,575	$5,217
Non-current		
Security deposits with counterparties [US$1,000 (2007-US$1,000)]	$1,028	$988
Put options purchased [US$1,534 (2007-US$1,332)]	1,577	1,316
	$2,605	$2,304
Liabilities		
Current		
Call options sold [US$9,806 (2007-US$2,245)]	$10,080	$2,220
Forward sale obligations [US$422 (2007-US$798)]	7,629	787
	$17,709	$3,007
Non-current		
Call options sold [US$1,524 (2007-US$Nil)]	$1,567	$ -

Security deposits required to be paid by the Company to counterparties are calculated based on the fair value of the derivative instrument on each trading date, net of the credit facility provided by the counterparties.

At March 31, 2008 the Company had entered into various contracts to protect the cash flow from the Mount Polley and Huckleberry mines against a decline in the price of copper. These contracts do not qualify for hedge accounting and therefore the Company accounts for these contracts as investments and records changes in the unrealized gains or losses on these contracts in the statement of income each period and records the fair value of these derivative instruments as a current asset or current liability at each balance sheet date. The fair value of these financial instruments has been recorded as either an asset or a liability as of March 31, 2008 depending on the attributes of the contracts.

From time to time the Company purchases put options, sells call options, and enters into forward sales contracts to manage its exposure to changes in copper prices. Option contracts outstanding at March 31, 2008 are as follows:

	Weighted Average			
	Minimum Price US$/lb	Maximum Price US$/lb	Put Options Purchased	Call Options Sold
Contract Period			*lbs of copper*	*lbs of copper*
April to December 2008	$3.39	$4.21	22,487,000	22,487,000
April to December 2008	$2.00	-	6,366,000	-
January to June 2009	$3.00	$3.95	7,275,000	7,275,000
January to December 2009	$1.82	-	14,964,000	-
January to March 2010	$1.80	-	4,299,000	-

These put and call option contracts ensure that the Company will receive a price per pound of copper sold that is within the minimum/maximum price range noted above for the net pounds of copper specified in the contract. The put options contracts ensure that the Company will receive a price per pound of copper that is no less than the minimum price for the net pounds of copper specified in the contract.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

Forward sales contracts, all related to Huckleberry production, outstanding at March 31, 2008 are as follows:

	Price US$/lb	Forward Sales
Contract Period		*lbs of copper*
April to December 2008	$3.14	6,889,000
January to March 2009	$3.08	1,984,000

These forward contracts ensure that the Company will receive a price per pound of copper sold that is equal to the price noted above for the net pounds of copper specified in the contract.

From April 1, 2008 to May 7, 2008 the Company purchased put options, sold call options and entered into forward sales contracts to manage its exposure to changes in copper prices. The net pounds of copper and the exercise price under option contracts is as follows:

	Weighted Average			
	Minimum Price US$/lb	Maximum Price US$/lb	Put Options Purchased	Call Options Sold (Bought)
Contract Period			*lbs of copper*	*lbs of copper*
July to December 2009	$3.00	$4.40	7,275,000	7,275,000

These put and call option contracts ensure that the Company will receive a price per pound of copper sold that is within the minimum/maximum price range noted above for the net pounds of copper specified in the contract. The call options contracts ensure that the Company will receive a price per pound of copper that is no more than the maximum price for the net pounds of copper specified in the contract.

The forward sales entered into during this period are as follows:

	Price US$/lb	Forward Sales
Contract Period		*lbs of copper sold (bought)*
August 2008	$3.88	717,000
September 2008	$3.88	(717,000)

This forward contract ensures that the Company will receive US$3.88 per pound of copper for the net pounds of copper specified in the contract.

9. SUPPLEMENTARY CASH FLOW INFORMATION

	Three Months Ended March 31	
	2008	2007
The net change in non cash operating working capital balances consists of:		
Accounts receivable	$(1,817)	$(6,661)
Inventory	(10,893)	(4,520)
Derivative instrument assets and margin call deposits	2,642	4,483
Accounts payable and accrued liabilities	(4,060)	(2,367)
Taxes payable	(3,523)	336
Derivative instrument liabilities	(1,309)	(6,104)
	$(18,960)	$(14,833)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

10. INCOME PER SHARE

The following table sets out the computation of basic and diluted net income, net of tax per common share:

	Three Months Ended March 31	
	2008	2007
Numerator:		
Net Income (Loss)	$1,665	$(1,922)
Denominator:		
Basic weighted-average number of common shares outstanding	32,689,244	30,762,811
Effect of dilutive securities:		
Stock options	351,053	-
Warrants	-	-
Diluted potential common shares	351,053	-
Diluted weighted-average number of common shares outstanding	33,040,297	30,762,811
Basic net income per common share	$0.05	$(0.06)
Diluted net income per common share	$0.05	$(0.06)

Excluded from the calculation of diluted net income per common share for the three months ended March 31, 2008 were 175,000 shares (March 31, 2007 – 2,041,733 shares) related to stock options, 1,616,185 shares (March 31, 2007 - 1,616,185 shares) related to the convertible debentures and 600,000 shares (March 31, 2007 – 1,335,000 shares) related to the warrants because their effect was anti-dilutive.

11. RELATED PARTY TRANSACTIONS

Related party transactions and balances with a company controlled by a significant shareholder and directors are as follows:

	March 31 2008	December 31 2007
Short term debt (Notes 5(a) and (b))	$12,500	$10,000
Convertible debentures (at face value)	$9,750	$9,750

	Three Months Ended March 31	
	2008	2007
Interest expense on long term debt	$145	$144
Other interest expense	$307	$395
Financing costs	$187	$400
Warrants issued for financing costs (Note 7(d))	$765	$ -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

12. SEGMENTED INFORMATION

	Three Months Ended March 31	
	2008	2007
Revenue by geographic area		
Japan	$40,556	$33,093
United States	11,671	18,752
Europe	4,063	1,724
Canada	307	677
	$56,597	$54,246

The three months ended March 31, 2008, the Company had three principal customers (March 31, 2007-three principal customers) with each customer accounting for 36%, 21% and 21% of revenues (March 31, 2007-35%, 34% and 18% of revenues).

13. FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored the Board of Directors.

Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Companies overall strategy remains unchanged from 2007.

The capital structure of the Company consists of short term debt, credit facilities, including credit facilities with counter parties related to derivative instruments, long term debt, convertible debt and equity attributable to common shareholders, comprised of share capital, contributed surplus, equity component of convertible debentures and retained earnings.

The Company is in compliance with the debt covenants related to its short term debt, credit facilities with counterparties, and long term debt.

Credit Risk

The Company's credit risk is limited to trade receivables and derivative instruments in the ordinary course of business.

The Company sells to a limited number of smelters and traders. These customers are large, well capitalized and diversified multinationals, and credit risk is considered to be minimal. While the balance of trade receivables owed to the Company in the ordinary course of business is significant the Company often utilizes short term debt facilities with the customer which reduces the net credit exposure.

The Company enters into derivative instruments with a number of counterparties. These counterparties are large, well capitalized and diversified multinationals, and credit risk is considered to be minimal.

The Company's credit risk has not changed significantly from the prior year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its planned capital expenditures. The Company ensures that in addition to cash and cash equivalents and short term investment balances there are sufficient committed credit facilities, including the advance payment facilities noted above, to provide the necessary cash to meet projected cash requirements. The Company's primary sources of credit are short term debt secured by concentrate inventory, a $30.0 million revolving credit facility expiring February 15, 2009 and a $1.0 million line of credit with a financial institution.

The Company also holds derivatives instruments, its investment in Huckleberry, mineral property holdings and marketable securities. While these may be convertible to cash they are not considered in when assessing the Company's liquidity as they are part of the risk management program of the Company, long term strategic holdings, or are only convertible to cash over a longer time horizon if realizable values exceed management's assessment of fair value, respectively. Therefore, as part of the Company's planning, budgeting and liquidity analysis process, these items are not relied upon to provide operational liquidity. The Company does not hold any asset backed commercial securities.

The Company's overall liquidity risk has not changed significantly from the prior year.

Currency Risk

Financial instruments that impact the Company's net income and comprehensive income due to currency fluctuations include US dollar denominated cash and cash equivalents, short term investments, accounts receivable, derivative instrument assets and margin deposits, reclamation deposits, accounts payable, derivative instrument liabilities, and short term debt. If the US Dollar had been 10% higher/lower and all other variables were held constant, net income and comprehensive income for the three months ended March 31, 2008 would have been higher/lower by $346.

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short term investments. Presently, the majority of the Company's outstanding borrowings are at fixed interest rates. The Company monitors its exposure to interest rates and is comfortable with its current exposure. The Company has not entered into any derivative contracts to manage this risk. The weighted average interest rate paid by the Company in the three months ended March 31, 2008 on its outstanding borrowings was 6.7%.

If interest rates had been 100 basis points higher/lower on the Company's floating rate debt and all other variables were held constant, the amount of interest expense during the three months ended March 31, 2008 would have increased/decreased by $47.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

Other Price Risks

The Company is exposed to equity price risk arising from marketable securities and share based compensation liabilities. Marketable securities are classified for held for trading because the Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities. Share based compensation liabilities arise because the option holders have the right, in lieu of receiving common shares, to receive a cash payment from the Company equal to the exercise price of each stock option and the market price of the Company's common shares on the date of exercise.

The sensitivity analyses below have been determined based on the exposure to equity price risks at the reporting date.

If equity prices had been 5% higher or lower:

- net income for the quarter would have decreased/increased by $448 as a result of the change in the equity price of the Company's common shares and the equity prices of marketable securities. The Company does not hold significant balances of marketable securities and therefore the impact on net income would be minimal. Changes in the fair value of the marketable securities and share based compensation have been reflected in net income for the quarter; and

- other comprehensive income would not have changed as a result of changes in the fair value of marketable securities and share based compensation liabilities.

The Company's sensitivity to equity prices has not changed significantly from the prior year.

Fair Value Estimation

The fair value of financial instruments traded in active markets (such as held for trading securities and share based compensation liabilities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price. The quoted market price used for financial liabilities owed by the Company is the current ask price.

The fair value of derivative instrument assets and liabilities are determined by the counter parties using standard valuation techniques for these derivative instruments.

The carrying value less impairment provision, if necessary, of trade receivables and payables are assumed to approximate their fair values. Management believes that the carrying value of short term and long term debt and the debt component of the convertible debentures approximate fair value as interest rates and credit spreads have not changed materially since the instruments were issued.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

14. CONTINGENT LIABILITIES

During the three months ended March 31, 2007 the Company acquired bcMetals Corporation which is a party to four legal actions and one contingent liability pertaining to the Red Chris project. The status of these actions is as follows:

(a) Screening Level Review of Red Chris Project under the Canadian Environmental Assessment Act

The appeal by the various Federal Responsible Authorities and bcMetals to determine whether the Federal environmental assessment of the Red Chris project should have been carried out by way of a comprehensive study review and not as a screening level review, as was the case, will be heard by the Federal Court of Appeal on May 15, 2008.

If the appeal is successful, the screening level review will stand. If the appeal is unsuccessful, the responsible Federal authorities will be required to complete a comprehensive study level review of the Red Chris project, substantially duplicating the work that has been carried out by the Province of British Columbia under its Environmental Assessment Act. As the appeal impacts only the Federal environmental assessment, there is no impact on the Environmental Certificate issued by the Province of British Columbia.

The outcome of the appeal is not certain, and a decision either way could be subject to further appeal Accordingly work on the Federal comprehensive review has commenced and will continue until such time as it is completed or the ability of the responsible Federal authorities to proceed by way of a screening report has been judicially confirmed.

(b) Trafigura Beheer BV

In November 2006 bcMetals commenced an action against Trafigura seeking a declaration that there is no binding and enforceable agreement between bcMetals and Trafigura for the sale of copper concentrates from the Red Chris project. Trafigura has counterclaimed that there is a binding and enforceable sales agreement between bcMetals and Trafigura for the sale of copper concentrates from the Red Chris project. This action is in the discovery stage.

(c) Glencore Ltd.

In November 2006 Glencore commenced an action against bcMetals seeking to enforce a contract for the sale of copper concentrates from the Red Chris project. bcMetals has counter-claimed against Glencore seeking damages for contractual interference. This action is in the discovery stage.

(d) American Bullion Minerals Ltd. ("ABML")

In October 2006, two minority shareholders of ABML filed a Petition in the Supreme Court of British Columbia seeking to certify the Petition as a class action proceeding and seeking, primarily, a declaration that the affairs of ABML had been conducted in a manner oppressive to its minority shareholders and an order that bcMetals, the 52% owner of the issued shares of ABML, purchase the shares of the minority shareholders of ABML, which is in bankruptcy. A motion by the Petitioners seeking to have the bankruptcy annulled was heard by the Court in April, 2008. A decision is expected in May. The claim of oppression has been stayed for the time being.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

(e) Jiangxi Copper

In February 2007 bcMetals was asked to pay a US$1,000 break fee to Global International Jiangxi Copper Mining Company Limited for non completion of a proposed limited partnership for the development of the Red Chris project. The Company's position is that not all the underlying conditions of the agreement have been met and therefore no break fee is payable. No amount has been accrued in these financial statements in connection with the requested break fee. Should bcMetals be required to pay a break fee, the amount paid will be charged to expense in the Statement of Income.

CORPORATE INFORMATION

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, BC V6C 3B6

Telephone 604.669.8959
Investor Relations: 604.488.2657

info@imperialmetals.com
www.imperialmetals.com

Auditors
Deloitte & Touche LLP
Vancouver, BC

Bankers
Bank of Nova Scotia
Calgary, AB

Royal Bank of Canada
Vancouver, BC

Legal Counsel
Fasken Martineau DuMoulin LLP
Vancouver, BC

Transfer Agent
Computershare Investor Services Inc.
100 University Ave.
9th Floor, North Tower
Toronto, ON M5J 2Y1
Toll Free 800.564.6253
service@computershare.com
www.computershare.com

Share Structure: March 31, 2008

Outstanding:	32,689,244
Fully Diluted:	36,162,096
Market Capitalization:	$306 M

Shareholder inquiries with respect to change of address, registration, transfer and lost share certificates are to be directed to Computershare.

TSX:III

DIRECTORS

Pierre Lebel, Chairman 1/2/3
Brian Kynoch 3
Larry Moeller 1/2/3
Ed Yurkowski 1/2

1 Audit Committee
2 Compensation Committee
3 Corporate Governance & Nominating Committee

MANAGEMENT

Brian Kynoch
President

Andre Deepwell
Chief Financial Officer
& Corporate Secretary

Don Parsons
Vice President Operations

Patrick McAndless
Vice President Exploration

Kelly Findlay
Treasurer

82-34714

RECEIVED

2008 JUN -2 P 1:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 52-109F2 - Certification of Interim Filings

I, J. Brian Kynoch, President of Imperial Metals Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Imperial Metals Corporation, (the "issuer)" for the interim period ending March 31, 2008;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 12, 2008

"J. Brian Kynoch"

J. Brian Kynoch
President

82-34714

Form 52-109F2 - Certification of Interim Filings

I, Andre Deepwell, Chief Financial Officer of Imperial Metals Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Imperial Metals Corporation, (the "issuer)" for the interim period ending March 31, 2008;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 12, 2008

"Andre Deepwell"

Andre Deepwell
Chief Financial Officer

82-34714

IMPERIAL METALS CORPORATION

Annual General Meeting
May 12, 2008

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102

This report describes the matters voted upon and the outcome of the votes at the Annual General Meeting of Shareholders of Imperial Metals Corporation (the "Company") held on May 12, 2008:

		Outcome of Vote
1.	**Fixing Number of Directors**	
	By a vote by way of show of hands, to set the number of directors at four	Resolution approved
2.	**Election of Directors**	
	By a vote by way of show of hands, to elect the following nominees as directors of the Company to hold office until the next annual general meeting or until their successors are appointed or elected: J. Brian Kynoch Pierre Lebel Larry G. Moeller Edward A. Yurkowski	Resolution approved
3.	**Appointment of Auditors**	
	By a vote by way of show of hands, to appoint Deloitte & Touche LLP as auditors of the Company	Resolution approved

END